Additional Information
(Unaudited)

Meeting of Partners

The results of voting at the Meeting of Partners held on September 29, 2006 were as follows:

1.	Proposal to approve a new Investment Advisory
Agreement between the Fund and BlackRock Capital
Management Inc.:

Shares For         320,935.132
Shares Against      13,535.605
Shares Abstaining      112,466

2.	Election of Managing General Partners:

                            Shares      Shares       Withhold
                             For        Against     Authority

Richard C. Caldwell      393,158.132     0         53,778.605
Gordon L. Keen, Jr.      433,401.132     0         13,535.605
Edward J. Roach          393,158.132     0         53,778.605
Langhorne B. Smith       433,401.132     0         13,535.605
David R. Wilmerding, Jr. 433,401.132     0         13,535.605

3.	Proposed to ratify selection of Briggs, Bunting &
Dougherty, LLP as independent accountants for the Fund's fiscal year ending December 31, 2006:

Shares For          433,375.132
Shares Against       12,184.605
Shares Abstaining     1,377.000

Proxy Voting

Policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities as well as information regarding how the Fund voted proxies relating to portfolio securities for the most recent 12-month period ended June 30 are available without charge, upon request, by calling (888) 261-4073 and on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

Quarterly Portfolio Schedule

The Fund files a complete schedule of portfolio holdings with the SEC for the first and third fiscal quarters of each fiscal year (quarters ended March 31 and September
30) on Form N-Q.  The Fund's Form N-Q is available on the
SEC website at http://www.sec.gov and may be reviewed and copied at the SEC Public Reference Room in Washington,
D.C.  Information on the operation of the SEC Public
Reference Room may be obtained by calling 1-800-SEC-0330.

	Approval of Investment Advisory Contract

At a meeting held on July 13, 2006, the Board, including a majority of the Managing General Partners who are not "interested persons" of the Fund (the "Independent
Managing Partners"), approved the Advisory Agreement with
BlackRock Capital Management, Inc. ("BCM") with respect to the Fund for an initial two-year period. In connection with their approval, the Managing General Partners considered, with the assistance of independent counsel, their legal responsibilities and reviewed the nature and quality of services provided to the Fund and BCM's experience and qualifications.

Representatives of BlackRock, Inc. ("BlackRock") addressed and answered the Board's questions about the Advisory Agreement. The BlackRock representatives informed the Board that the combination of BlackRock and Merrill Lynch & Co., Inc. ("Merrill Lynch") will have no effect on the Fund, including the Fund's portfolio management team. The Board reviewed materials relating to the Advisory Agreement, including descriptions of the prior advisory agreement (see Note (C) above) and the Advisory Agreement, a comparison of the Fund's advisory fees to fees paid by similar investment companies, an overview of the investment advisory and other services provided by BlackRock Institutional Management
Corporation ("BIMC") and BlackRock Financial Management,
Inc. ("BFM") under the prior advisory agreement and by BCM under the Advisory Agreement (including a description of their equity portfolio capabilities and brokerage policies), a review of the fees paid by the Fund to affiliates of PNC Bank, N.A. for custodian services and transfer agency services, performance and expense data of the Fund and comparable competitors and indices, and information concerning the personnel rendering services to the Fund. The Board also discussed the profitability of BIMC, BFM and BCM and reviewed a comparison of management fees paid by other mutual funds. The Board discussed the various information provided by BlackRock and reviewed the terms of the Advisory Agreement.

Among other items, the Board reviewed and considered: (1) a report comparing the advisory fees and total expense ratio of shares of the Fund to those of its peer group and to the peer group averages; (2) a report on the assets and advisory fees for the Fund; (3) a report comparing the performance of the Fund to its benchmarks, its peer group and the performance universe (e.g., all large cap core equity funds) average; (4) a report on BCM's profitability related to providing advisory services to the Fund after taking into account (i) advisory fees and any other benefits realized by BCM or any of its affiliates as a result of its role as service provider to the Fund, (ii) the direct and indirect expenses incurred by BCM in providing investment advice to the Fund, and (iii) other considerations; (5) possible economies of scale; (6) compensation or possible benefits to BCM arising from its relationship with the Fund; and
(7) a report describing the resources, personnel, capabilities, overall nature and quality of the services of BCM.

The Board also considered the commitment BCM has made to address new regulatory compliance requirements applicable to the Fund and the adviser. Included in the report provided by BCM for the Board's consideration were materials showing the structure of BlackRock prior to and after the combination with Merrill Lynch. BCM informed the Board that the services provided to the Fund by BCM under the Advisory Agreement would be identical to those provided by BIMC and BFM under the prior advisory agreement. BCM informed the Board that the individuals who provided investment advisory services under the prior advisory agreement would continue to provide such services under the Advisory Agreement.

The materials provided to the Board by BCM showed the corporate organization of BlackRock, and specifically how
BCM, BIMC and BFM fit into BlackRock's overall corporate structure. The Board reviewed lists of portfolio managers for the various BlackRock portfolio management platforms after the combination of BlackRock and Merrill Lynch in order to determine that the Fund's portfolio managers would remain the same after the combination. The Board further reviewed the investment philosophies of the portfolio managers after the combination to ensure that there would be no change in advisory services provided to the Fund.

The Board considered the various reasons provided by BlackRock for combining with Merrill Lynch, including (i) achieving economies of scale in their products and markets; (ii) combining two strong, complementary businesses; (iii) having a strong presence outside the United States; and (iv) becoming a more diversified entity.

Representatives of BlackRock informed the Board that BlackRock's rationale behind changing from BIMC and BFM as the Fund's investment adviser to BCM was to improve
BlackRock's organization after its combination with Merrill Lynch. BlackRock informed the Board that BCM is a relatively new entity, which is assigned for equity portfolios managed in its Boston and Philadelphia offices. BlackRock further explained to the Board that there would be no change in services provided to the Fund or to any of the individuals or teams responsible for making investment decisions for the Fund as a result of the change in investment adviser.

After discussion, the Board concluded that BCM had the capabilities, resources and personnel necessary to manage the Fund. The Board also concluded that, based on the services that BCM would provide to the Fund under the Advisory Agreement, the fee was fair and equitable with respect to the Fund. The Board considered the fees paid by the Fund in relation to its peer group, as well as the Fund's performance. After evaluating the amounts paid by the Fund and the Fund's total operating expenses compared to similar information for the Fund's peer group, the Board concluded that the advisory fees paid by the Fund were reasonable.

The Board concluded that BCM had allocated sufficient resources and personnel to the investment management operations of the Fund and was able to provide quality services to the Fund. Based on the foregoing and upon such other information as it considered necessary to the exercise of its reasonable business judgment, the Board concluded unanimously that it was in the best interests of the Fund to approve the Advisory Agreement with BCM for an initial two-year period.